Exhibit 99.1

Veris Gold Corp. Announces Toll Milling Agreement

Vancouver, BC – August 21, 2014 – Veris Gold Corp. (“Veris” or the “Company”) (OTCQB: YNGFF) is pleased to announce it has entered into a toll milling agreement with Anova Metals USA LLC (“Anova”), a subsidiary of Anova Metals Ltd. (ASX:AWV), to process refractory ore at the Company’s Jerritt Canyon Mill Complex located in Elko County, Nevada. The Jerritt Canyon Mill is operated by Veris Gold USA Inc., a wholly-owned subsidiary of Veris Gold Corp.

Under the terms of the agreement Anova will deliver approximately 1,000 short tons per day of gold bearing ore from its Big Springs Project located 42km from the Jerritt Canyon processing plant for one year. The ore will be batch processed in lots of approximately 25,000 tons and provide Veris with additional flexibility in processing ores from its four Jerritt Canyon underground gold mines.

The toll milling agreement is structured so that all doré produced from the ore will remain the property of Anova throughout the process and the associated toll milling fee charged to each ton will be treated as a separate revenue stream, offsetting the primarily fixed processing costs. Further terms of the toll milling agreement are confidential to both parties.

Graham Dickson, COO, commented, “This new toll milling agreement with our northern neighbours will utilize some of the excess capacity at the Jerritt Canyon processing plant and further offset our operating costs. We look forward to working with the Anova team to further develop the Big Springs Project.”

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

“VERIS GOLD CORP.”

François Marland

President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.

Nicole Sanches

Investor Relations Manager

T: (604) 688-9427 ext 224

NA Toll Free: 1-855-688-9427

E: nicole@verisgold.com

W: verisgold.com